[Third Point Letterhead]





September 14, 2006


                                  Shares Owned
                                    Outright
                                    --------
Mr. David L. Castaldi                 49,189
Geoffrey F. Cox, Ph.D                 23,771
Mr. Peter B. Davis                     3,968
Mr. Richard A. Harvey, Jr.            23,496
Leslie Hudson, Ph.D.                       0
Ms. Linda Jenckes                     21,747
Mr. Thomas H. McLain                 127,021
Mr. Stephen G. Sundovar                8,362
                                    --------
   Total                             257,554  (0.4% of shares outstanding)

c/o Mr. Thomas E. Rathjen
Vice President, Investor Relations
Nabi Biopharmaceuticals
5800 Park of Commerce Boulevard, N.W.
Boca Raton, Florida 33487

Nabi Directors:

We submit this important letter for you to consider prior to the Nabi BioPharmaceuticals ("Nabi" or the "Company") Board of Directors meeting that we understand will take place this Friday, September 15, 2006. We understand that at this meeting you will decide whether to expand Bank of America's ("BofA") mandate to include exploration of asset sales and other means to maximize shareholder value. It is our hope that this letter will help clarify your thinking on this and other matters that may come before the Board.

We are extremely disappointed that on Tuesday Nabi refused to comply, except in a limited manner, with our demand to inspect its books and records in order to confirm apparent gross mismanagement and breaches of fiduciary duty and to determine whether to initiate a proxy contest and/or litigation. This refusal is consistent with the Company's behavior under Tom McLain - being unresponsive to shareholders and avoiding transparency on important issues. As you undoubtedly understand by now, we will not be deterred by the Company's attempts to ignore its shareholders and hide behind legal facades. We will continue to press for full disclosure in order to shine a bright light on the many concerns we have expressed to the Board, to Mr. McLain and to your financial advisers at BofA pertaining to the mismanagement, poor


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Board of Directors
NABI Biopharmaceuticals
September 14, 2006
Page 2


oversight and suspected malfeasance that we believe has taken place during Mr. McLain's tenure as Chief Executive Officer.

Despite our already dim view of Mr. McLain's character and openness to the owners of his company, even we were shocked that, at the last minute, he backed out of his scheduled appearance at this week's Bear Stearns Healthcare Conference, and that he also apparently refused, while in New York on Monday, to meet with any shareholders who do not share his "vision." It is a primary job of a CEO to articulate the firm's strategy to investors and to face up to its shareholders, even when they include his harshest critics.

As noted in our letter to you dated August 16th, it is clear that Mr. McLain, despite claims that he values the input of Nabi's shareholders, has increasingly withdrawn from all interactions with shareholders whose views differ from his own. Given that the Company's three largest shareholders are all based in the New York area, that they have all clearly stated in public filings that they strongly oppose Mr. McLain's ill-conceived and highly-risky strategic plan, and that they are all convinced that shareholders will be far better served if a public process is immediately initiated to maximize value for shareholders, perhaps we should not have been surprised that Mr. McLain failed to follow through on his announced plan to present at the conference.

We identified shareholders representing over 35% of Nabi's shares outstanding (all of whom oppose your proposed strategic plan) in just the first 5 rows of the presentation to which Mr. McLain sent Henrik Rasmussen in his stead (we think that Henrik is terrific, by the way). Given this, and given that the Bear Stearns analyst has expressed serious concerns about Nabi's out-of-control expenditures, one would have thought that Mr. McLain would have welcomed the opportunity to interact with shareholders and analysts who have grave concerns about his leadership of Nabi. Instead, Mr. McLain deliberately ducked a dialogue with the multitude of Company owners who do not believe in his and the Board's plan, and who insist on knowing precisely when the Company's substantial and unnecessary cash burn will subside and when they can expect the Company to be cashflow and earnings positive.

Also, in the latest installment of Nabi's "Believe-it-or-Not," we note that at last week's Thomas Weisel Partners Healthcare Conference Mr. McLain snuck in a slide and commentary during his presentation showing that the Company now expects EU approval for PhosLo in the fourth quarter of this year or the first quarter of 2007 - a further delay, now approaching possibly eighteen months, for what should have been a "lay up" approval a long time ago. While we appreciate that the Company cannot force the European regulators to come to the United States to inspect its plant, the last step needed for approval, the Company's real failure has been its inexplicable inability for a sustained period of time to explain compellingly to the regulators why this approval should be a priority for them - or is even worthy of their attention. The Company's continued and constant inability to meet any timeline that it sets, or any timeline that is reasonable by industry standards, is simply astonishing and reinforces yet again that current


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Board of Directors
NABI Biopharmaceuticals
September 14, 2006
Page 3


management is not equipped to lead this Company on a going-forward basis, much less to maximize the value of Nabi's substantial assets.

In contrast to Mr. McLain's reign of shareholder value destruction, we urge each of you to consider Third Point's record with Ligand Pharmaceuticals Incorporated ("Ligand") over the past year, which we have discussed with your investment bankers at BofA. Contrary to Mr. McLain's apparent portrayal of the Company's large shareholders as naive "financial players" who do not understand biotechnology companies (which is ironic coming from a former accountant with no scientific background who has presided over an unbroken string of financial AND scientific failures during his tenure), here is a real-life example of how we have added tremendous value to a biotech company as shareholders and board members. Our involvement with Ligand provides concrete evidence that while our goal is to maximize the long-term value of our portfolio companies for the benefit of all shareholders, we are receptive to any strategic process permutation that achieves this goal.

To recap briefly, when we first became Ligand shareholders last year our thesis was similar to that driving our Nabi investment: Ligand was an asset-rich company with value substantially above what Wall Street was giving it credit for, but the value of its assets was obscured by poor management and imprudent capital allocation decisions. When we concluded that it was highly unlikely that these values would ever be realized under existing management and Ligand's business plan, and that there was indeed a substantial risk that continued cash burn might eventually force management to sell off the company's valuable assets at fire sale prices, we demanded that Ligand immediately initiate a process to maximize shareholder value. The result is striking: the stock is up by 30% since we became involved; just last week Ligand announced the sales of its two commercial operations at extremely attractive prices; and the company has never been in a stronger financial position, nor had a more exciting future. Due to our direct and substantial involvement in the value maximization process, significant cash should be returned to Ligand's shareholders shortly, and the prospects for the "new" company's remaining R&D pipeline and partnered products is tremendously exciting. Mr. McLain should also note that while the scientific staff at Ligand is intact, former CEO David Robinson resigned in July.

I am confident that any Ligand board member will agree that while, like you, Ligand was initially resistant to our demands, the result is: 1) that undertaking a process to maximize shareholder values was unequivocally the right thing to do, 2) that Third Point was interested in maximizing value for all shareholders, but very open-minded about how to get there, 3) that we have added tremendous value to the maximization process, strategically, scientifically and financially, and 4) that Third Point's representatives constituted a minority of the board but were able to work constructively with the other board members to achieve an impressive result. We are confident that Ligand's other large shareholders would agree with all of these points as well. As we have discussed with your investment bankers, we believe that we would add significantly to Nabi's value maximization process as well, and we are willing to work constructively with you to create the greatest long-term value for all of Nabi's shareholders. And to clear up any misconceptions, we are absolutely not demanding that Nabi be sold at any price. If an outright


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Board of Directors
NABI Biopharmaceuticals
September 14, 2006
Page 4


sale of the Company would yield the highest net present value to Nabi shareholders, then an outright sale would clearly be the proper course of action. However, if the market is willing to pay top dollar for Nabi's marketed products, but is not willing to pay full value for Nabi's tremendous pipeline potential, for instance, and we can instead create greater risk-adjusted value for shareholders by partnering out NicVax, StaphVAX, etc., then we would be supportive of that strategy. We believe that the Company should be creative and flexible in realizing the greatest risk-adjusted net present values for the Company's owners in whatever form that takes.

We continue to insist that the process to maximize shareholder value be publicly announced and that BofA's mandate be specifically expanded to explore all alternatives, including a sale of the Company in whole or in component pieces, that will lead to the greatest value creation for the Company's owners. We understand that this is a "sticking point" for you, and given the Company's culture of failure and negative thinking it is clear why this is so. However, for the reasons spelled out to you in our August 16th letter, we do not believe that your concerns regarding announcing this process publicly are valid, and feel that it is imperative that the process be run publicly so that the Company's shareholders can be certain that this process is not a stall tactic or sham process designed to thwart us, but is instead an earnest process run properly for the benefit of the Company's owners and in accordance with the will of the vast majority of your shareholders.

You probably also know that we received another two unsolicited calls last week from parties extremely interested in exploring the purchase of some or all of Nabi's assets. We referred these parties to your investment bankers. As we have communicated to you consistently over the past six months, based on an enormous amount of due diligence that we have done we are highly confident that there is significant interest from many parties in purchasing Nabi, or various assets owned by the Company, at extremely attractive prices - such that we continue to believe that a sincerely-run process will yield value for Nabi shareholders easily in excess of twice the current share price. Again, we (and undoubtedly other large shareholders) stand ready to invest further significant time and expertise, and in some cases to serve as non-Board consultants on a strategic action committee charged with running the process to maximize the value of Nabi's assets (the creation of which is standard corporate action in such processes), in order to assist you in ensuring that the value of Nabi's coveted assets is maximized in whatever form that ultimately takes.

Besides the Ligand example, I would like to draw your attention to two other recent corporate events that should be considered as you contemplate the future direction of Nabi. In the case of Bristol-Myers, you are undoubtedly aware that its CEO was forced out this week after a series of poor strategic decisions. We trust that you will take to heart the following quote from Bristol Chairman James Robinson: "The concern is the obvious one, that any CEO is held accountable for both the successes and the failures.... If there are failures in execution that have caused a loss of confidence in the mind of investors, that is a relevant consideration." There can be no doubt in your minds that Mr. McLain's "failures in execution" have caused a loss of confidence in the minds of most Nabi shareholders - several of the largest of whom you have recently


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Board of Directors
NABI Biopharmaceuticals
September 14, 2006
Page 5


interfaced with directly. We also trust that you are familiar with the events at AnorMED this year, wherein that company's Board of Directors and CEO were forced out by shareholders for reasons similar to the concerns we've expressed regarding Nabi, and the result has been a near doubling in the stock price as the result of a takeover offer. We are hopeful that the Nabi situation will not come to this, but are confident that if it does the outcome for Nabi shareholders will be similarly lucrative.

I also want to once again express our grave concern with Mr. McLain's insistence, contrary to the facts, that Nabi enjoys "both strong cash flow and a strong balance sheet." This belief was reiterated again at the Weisel conference last week. As we have documented in our previous letters, the cash burn at Nabi has been egregious and unexplainable for some time now, and has been particularly so in the first half of this year. Mr. McLain apparently recently stated in an investor meeting that in biotechnology a company needs to "spend money to make money." Carefully budgeted R&D spending with clear and specific objectives is one thing; dissipating the Company's cash reserves on ill-conceived, poorly-executed projects and bloated overhead with all the discipline of a drunken sailor on a night's leave in Bangkok is unacceptable and should not be tolerated by this Board. (Indeed, we are curious as to why this Board has apparently abandoned its oversight duties in approving past corporate budgets.) To reiterate, we will not tolerate a "burn the furniture" program wherein the Company's saleable assets are sold to fund its riskier development projects. This is the situation that Nabi will soon find itself in should you not take action immediately to stop the cash burn and take advantage of the substantial current interest in Nabi's valuable assets.

In sum, it is irrefutable that a majority of your shareholders vehemently oppose the long-term, highly-risky strategic plan that you continue to force upon us against our collective will (while, once again, you undertake very little risk yourselves due to your negligible outright holdings in the stock). You have had six months now to do your research and come to the only accurate conclusion - i.e., if you truly take your fiduciary, legal and moral obligations seriously you will agree to act upon the will of the majority of Nabi shareholders (many of whom have apparently now communicated with you directly) and empower BofA to explore all possibilities to maximize the significant asset values embedded within Nabi. As Mr. McLain has explained to us himself, it is very difficult for a small biotechnology company to succeed in the marketplace today. We agree, and when that company is not strongly capitalized and extremely well managed - Nabi being neither of these - it is nearly impossible. It is time that you finally acknowledge this and, should this prove to be the optimal outcome, place our valuable assets, at a substantial premium, in the hands of stronger operators.

Mr. McLain's "balanced scorecard" (alluded to on the Company website) apparently does not exist (if it does the Company has refused to release it), but if it does exist it must be overwhelmingly unbalanced in that it is unarguably weighted so strongly to the negative. Nabi's large shareholders, on the other hand, are highly respected investors with strong long-term track records and the willingness to work with you to maximize the value of Nabi for everyone's benefit. The Board's final scorecards have yet to be submitted. Again, we understand that Nabi


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Board of Directors
NABI Biopharmaceuticals
September 14, 2006
Page 6


is holding a Board meeting tomorrow to discuss the future direction of the Company - including whether BofA's mandate will be expanded to allow them to explore all ways to maximize the value of Nabi's assets. We insist once again that you do the right thing, listen to the will of the owners of the Company whom you serve, and empower your investment bankers to explore all avenues to realize the substantial value of, and interest in, Nabi.

While you consider the right course of action for this Company, in our minds the conclusion is clear and irrefutable. Should this board continue to pursue a course of inaction, let us remind you that "proxy season" is but a few months away.


Very truly yours,



Daniel S. Loeb
Chief Executive Officer